TERMINATION AGREEMENT

between

Elster Group SE,

Frankenstraße 362, 45133 Essen

(in the following the "Company")

and

Mr. Rainer Beaujean,

(Mr. Beaujean and the Company together the "Parties")

Subject to the approval of the Administrative Board (Verwaltungsrat) of the Company, the Company and Mr. Beaujean agree

(i)	that Mr. Beaujean shall cease to be Chief Financial Officer and Managing Director ("geschäftsjührender Direktor") of the Company with effect as of the same date as he resigns as a member of the Administrative Board pursuant to Section 9.3 of the Investment Agreement to be concluded between the Company, Melrose PLC and a wholly-owned subsidiary of Melrose PLC as of the date hereof or shortly thereafter, such Investment Agreement setting out the principal terms and conditions and mutual understanding of the parties to the Investment Agreement in connection with the intended US tender offer by the subsidiary of Melrose PLC regarding the ordinary shares and ADS of the Company) (the "Termination Date"), and,
(ii)	subject to the occurrence of the Termination Date (aufschiebende Bedingung), on the following terms and conditions for the termination of the Service Contract of Mr. Beaujean (as defined below):

1.	The (undated) service contract between the Parties (providing for a duration from 1 February 2012 until 31 March 2015) together with all amendments (the "Service Contract") and any other agreements or arrangements between the Parties (whether known or unknown) shall hereby be terminated prematurely with effect as of the Termination Date, unless set forth otherwise herein. Any potential rights and claims of Mr. Beaujean against the Company shall be solely governed by this Termination Agreement (including, however, provisions, other agreements etc. as referenced in this Termination Agreement, including but not limited to any references to the Service Contract and the Long Term Incentive Plan) following the execution of this Termination Agreement and the approval of this Termination Agreement by the Administrative Board of the Company.

2.	Until (and including) the Termination Date, the employment relationship between Mr. Beaujean and the Company will be continued in the ordinary course and subject to the terms and conditions of the Service Contract.

3.	For the sake of clarity, and without limiting the foregoing, the rights and benefits of Mr. Beaujean as acquired under the Long Term Incentive Plan in connection with § 3.3 of the Service Contract through the Termination Date shall remain unaffected by the termination agreed herein, and Mr. Beaujean shall be treated as a good leaver as set forth in the Long Term Incentive Plan.

4.	For the period of time between the commencement of the Service Contract (i.e, February 1, 2012) and the Termination Date, Mr. Beaujean shall, in addition to his fixed base salary as set forth in § 3.1 of the Service Contract, receive the contractual maximum of the variable bonus as set forth in § 3.2 of the Service Contract, i.e., a bonus equal to 100 % of the fixed base salary (the “Bonus Payment”).

5.	Without limiting the foregoing, in view of the termination of the Service Contract, Mr. Beaujean shall receive a severance payment in the amount of EUR 2,400,000.00 (in words: Euro two million four-hundred thousand) (gross) (the "Severance Payment") as compensation for the termination of his Service Contract.

6.	The Bonus Payment and the Severance Payment shall become due and payable at the end of the month in which the Termination Date falls.. Any and all personal taxes of Mr. Beaujean (including but not limited to personal income tax and church tax) falling due with respect to the Termination Amount shall be borne by Mr. Beaujean.

Elster Group SE / Termination Agreement Mr. Beaujean

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7.	The payments required to be made in accordance with this Termination Agreement, for the avoidance of doubt, also cover any further variable bonus claims for the years 2012 until 2015 and outstanding holiday claims as well as any possible claims of Mr. Beaujean under the "Long Term Incentive Program for Managers" of the Company and other fringe benefits under the Service Contract (including, but not limited to, the fringe benefits under Sections 3.7 and 6 of the Service Contract).

8.	The Parties agree that the accident insurance entered into for the benefit of Mr. Beaujean in accordance with § 7.1 of the Service Contract will be terminated with effect as of the Termination Date. For the sake of clarity, any rights acquired previously under such accident insurance shall remain unaffected.

9.	Mr. Beaujean shall return his company car (together with all equipment) to the Company with economic effect as of the Termination Date.

10.	Mr. Beaujean has decided to resign from his office as member of the Administrative Board (Verwaltungsrat) of the Company with effect as of the Termination Date, and he hereby declares, subject to the approval of the Administrative Board of this Termination Agreement, his resignation as of such date. Mr. Beaujean hereby further resigns from any office as member of management boards, administrative boards or similar mandates that he holds in companies affiliated with the Company within the meaning of sec. 15 of the German Stock Corporation Act (each an "Affiliate") with effect as of the Termination Date.

11.	The Administrative Board (Verwaltungsrat) of the Company will propose the exoneration of Mr. Beaujean to the respective shareholder meeting. The Company shall ensure that all respective bodies of the Affiliates of the Company in which Mr. Beaujean holds similar mandates also exonerate Mr. Beaujean or, as the case may be, propose such exoneration.

12.	On the Termination Date, Mr. Beaujean shall return to the Company without delay all files, documents, correspondence, drafts, calculations including his own records and copies, whether in physical or electronic form, related to the business of the Company or an Affiliate. Further property of the Company or an Affiliate, which is still in the possession of Mr. Beaujean (including, but not limited to, computers and electronic devices), is also to be returned to the Company without delay. There is no right of retention.

13.	The Company hereby waives the post-contractual prohibition of competition, and the Parties therefore agree that (i) Mr. Beaujean is not subject to any non-competition restraints after the Termination Date, and (ii) the Company is under no further payment obligations under Section 11 of the Service Contract. Any claims by Mr. Beaujean under Section 11 of the Service Contract are compensated for by the payment of the Termination Amount.

14.	Mr. Beaujean agrees that all information concerning the Company or an Affiliate obtained by or disclosed to him in the course of his employment with the Company or as a member of the Administrative Board or which was obtained by him thereafter and which is not generally known to the public (in particular customers, cost and profit structures, methods of operation, practices and other processes, policies and programs) are strictly confidential and/or proprietary to the Company and/or the respective Affiliate, constitute trade secrets of the Company or the respective Affiliate and shall not be disclosed, discussed or revealed to any person, entities or organizations outside of the Company without the prior written approval by the Company or the respective Affiliate.

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15.	Mr. Beaujean shall not disclose this Termination Agreement, its terms and conditions and the amounts payable hereunder to any third party in or outside the Company, unless (i) there are statutory obligations to disclose such information or (ii) the disclosure is made vis-à-vis a lawyer or tax advisor advising Mr. Beaujean in relation to this Termination Agreement.

16.	For the time after the resignation of Mr. Beaujean as Managing Director and as member of the Administrative Board, the Parties undertake to treat each other with loyalty. Both Parties shall refrain from all acts which may have a negative effect on the credit, reputation and prestige of the other Party and which are not made in defence of protection of legitimate interests. Mr. Beaujean will after the Termination Date cooperate with the Company in good faith on all matters regarding the transfer of office and related matters.

17.	Upon fulfillment of this Termination Agreement, any rights and claims including rights and claims under Section 9 of the Service Contract and future rights and claims of Mr. Beaujean against the Company or an Affiliate, irrespective of its legal justification, known or unknown, shall be fully and finally settled; provided, however, that Sections 13.1, 13.3, and Sections 15.2- 15.3 of the Service Contract shall remain unaffected by this Termination Agreement, and shall remain in full force and effect even after the termination of the Service Contract becoming effective.

18.	Should any of the provisions of this Termination Agreement be fully or partly invalid or unenforceable, this will not affect the validity and enforceability of the remaining provisions. The Parties are obliged to substitute the invalid or unenforceable provision by a valid and enforceable one, which, to the extent legally permissible, comes as close as possible to the economic effect which was intended by the invalid provision. The same shall apply in case of a gap of this Termination Agreement.

Essen, 28 June 2012

/s/ Howard Dyer	/s/ Rainer Beaujean
Elster Group SE	Rainer Beaujean
represented by tlie Administrative Board
represented by Howard Dyer in his capacity as
Chairman of the Administrative Board

Elster Group SE / Termination Agreement Mr. Beaujean

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